UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   JP Foodservice, Inc.
   9830 Patuxent Woods Drive
   Columbia, Maryland  21046
2. Date of Event Requiring Statement (Month/Day/Year)
   June 30, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Rykoff-Sexton, Inc. (RYK)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                           |                      |                |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |Exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|Price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |Deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option Agreement  |(b)      |(b)      |Common Stock, par value|5,564,140|$25.305   |D            |                           |
                        |         |         | $.10 per share        |(a)      |          |             |                           |
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
Explanation of Responses:
(a) Beneficial ownership of the 5,564,140 shares of the Rykoff-Sexton, Inc. ("Rykoff") Common Stock reported hereunder (the "Option Shares") is being so reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative
Securities Beneficially Owned." Since such option has not yet become exercisable, JP Foodservice, Inc. ("JP") expressly disclaims beneficial ownership of the Option Shares and this report shall not be deemed an admission that JP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. The stock option agreement is filed as Exhibit 99.1 to JP's current report on Form 8-K dated June 30, 1997.

(b) The Option becomes exercisable upon the occurrence of certain events beyond the control of JP, none of which have occurred as of the date hereof. The Option will expire upon the occurrence of certain events. The stock option agreement is filed as Exhibit 99.1 to JP's current report on Form 8-K dated June 30, 1997.

JP FOODSERVICE, INC.

SIGNATURE OF REPORTING PERSON
/s/ David M. Abramson
BY:     David M. Abramson
TITLE:  Senior Vice President
        and General Counsel

DATE
July 3, 1997